

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 16, 2007

<u>Via Facsimile or U.S. Mail</u>

William S. Daugherty
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, KY 40509-1844

> **Re: NGAS Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2007**
> **File No. 333-144417**
>
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 0-12185**

Dear Mr. Daugherty:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Drilling Programs, page 5

1.	We have read your response to prior comment one, including the disclosure revisions you have proposed.  As we understand your drilling program arrangements, for each drilling program you form a limited partnership, which you refer to as an investment partnership, plus another separate legal entity as the joint venture vehicle to which you contribute your property interests.  We also understand that you proportionately consolidate each joint venture entity, even though you disclose on page F-13 that your ownership interests in the various drilling programs range from 12.5% to 75%.

	Tell us why you believe proportionate consolidation is appropriate for a controlling interest, following the guidance in EITF 00-1, acknowledging limited use of this method for investments that would otherwise be accounted for under the equity method.  Also clarify whether the 1% interest you retain in the partnerships is a general or limited interest, and the impact this has on your ability to control each joint venture independent of your ownership interests in those entities.

2.	The accounting you have described in response to prior comment one, while characterizing the receipt of investment funds by the partnerships as financings, also indicates that the liability you establish is reduced once the funds are expended on the drilling program, with a credit to revenue, following the completed contract method described in SOP 81-1.  However, we understand that as an offset to this revenue item, you record only your proportionate share of expenses incurred by the joint venture.

	Tell us why you believe utilization of contract accounting under SOP 81-1 fits within the guidance in paragraph 47(e) of SFAS 19, which you identified as the literature governing your accounting in your August 21, 2007 response to comment two.  Since you refer to the funding as *financing* in your latest response, it is not clear whether you believe you have a conveyance upon transferring your property interest into the joint venture, or if the funding is something you must later repay in some manner.  Please address the criteria in paragraphs 43 and 45 of SFAS 19, and explain the full cycle of accounting you apply in recording the transaction.  In conjunction with this, clarify whether the property interests are proved or unproved properties, and if there is a deferred gain that you later recognize; it should be clear how you are determining your cost basis in the property.

Please submit for review each variation of the drilling program and partnership agreements, which may also need to be filed as exhibits to comply with Item 601 of Regulation S-B.

3.      We understand you contributed funds to each joint venture based on your proportionate share of the interest.  Please clarify whether this is correct in all instances.  Since you describe correlation between the funding obtained through the partnership and your customer deposit liability, it appears you retain this funding to pay for the costs you incur, providing drilling services.  Tell us why these funds would not be transferred to the joint venture entity, where their utilization would be reflected in the successful efforts accounting applied by the joint venture, which you presumably rely upon in determining your proportionate share of income or loss, assets and liabilities.

Closing Comments

As appropriate, please amend your annual report in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in his absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     T. Towner
        K. Hiller
        C. Moncada-Terry

        via facsimile
        Douglas Stahl
        (212) 826-6402